DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com
Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

Via EDGAR

February 16, 2016

Jennifer Gowetski, Special Counsel

Sara von Althann, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, DC 20549

Re:	KBS Growth & Income REIT, Inc.
Registration Statement on Form S-11
Filed October 16, 2015
File No. 333-207471

Dear Ms. Gowetski and Ms. von Althann:

On behalf of our client, KBS Growth & Income REIT, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated November 13, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Company’s Form S-11 filing on October 16, 2015, together with copies of this response letter as filed with the SEC.

General

1.	We note your disclosure on page 4 and elsewhere regarding the best efforts private offering you are currently conducting, pursuant to which you have raised $5 million in gross offering proceeds. We further note your disclosure on page 4, stating that you expect to terminate the private offering no later than six months after commencement of this offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response: The Company notes as an initial matter that the disclosure regarding termination of its private offering has been updated in Amendment No. 1 to provide that the private offering will terminate prior to commencement of its public offering.

With respect to whether the private placement should be integrated with the public offering we note the

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

following guidance from the Staff regarding integration of public and private offerings. First, Release 33-8828 cited in the Staff’s comment above provides as follows:

Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement [emphasis added].

…[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

Further, this guidance was confirmed in Q&A 139.25 of the CD&Is, which states as follows:

The Commission’s integration guidance in [Release 33-8828] sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The guidance clarifies that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, as under the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters issued by the Division, or to a company’s key officers and directors, as under our so-called “Macy’s” position. The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement [emphasis added].

If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering [emphasis added].

Consistent with the guidance above, the Company has conducted the private placement to ensure that no investors are solicited for the private offering by means of the registration statement for the public offering. The Company accomplished this through the following methods:

•

The selling agreements executed in connection with the private offering contained specific covenants and agreements by the participating dealer that the shares would not be offered or sold by any form of general solicitation or general advertising. In particular, with respect to whether an investor could be solicited for the private offering by means of the registration statement for the public offering, the participating dealer was required to (i) acknowledge that any

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

registration statement on Form S-11 relates only to the initial public offering of shares of common stock of the Company and not to the private offering, (ii) agree that it would not utilize the registration statement or the prospectus that forms a part thereof in connection with the marketing of the private offering, and (iii) agree that it would not offer or sell shares in the private offering to any person who contacts the participating dealer as a result of reviewing or receiving the registration statement or the prospectus that forms a part thereof.    Further, the selling agreement prohibited the participating dealer from distributing a private placement memorandum relating to the private offering to any offeree with whom the participating dealer did not have a pre-existing substantive relationship, as defined from time to time by the SEC.

•	The private offering will terminate upon the effectiveness of the public offering, and all sales of the Company’s common stock in the public offering will be conducted by broker-dealer firms that have signed new participating dealer agreements specifically relating to the public offering through the public offering prospectus. Participation by broker-dealer firms in the private placement offering do not automatically entitle such broker-dealer to participate in the public offering without signing a new selling agreement relating to the Company’s public offering.

•	An investor may only purchase shares in the private placement offering if he or she has a substantive pre-existing relationship with the sponsor or participating dealer. In other words, a prospective investor who learned about the offering through the registration statement would not be able to participate in the offering.

•	Investors in the private placement offering complete a subscription agreement relating specifically to the private placement offering and represent that such investor was not solicited to purchase shares by any form of general solicitation or general advertising.

•	None of the Company, its sponsor or its dealer manager has provided a copy of the registration statement to any investor in the private placement offering, nor have they directed any investor in the private placement offering to the registration statement.

•	The private placement offering is being offered exclusively to “accredited investors” as defined in Rule 501(a) of Regulation D and, thus, the suitability of investors purchasing shares in the private placement offering is much higher than the suitability standards described in the registration statement on Form S-11 for the public offering.

As described above, and consistent with the guidance contained in Release 33-8828 and the subsequent Q&A 139.25 of the CD&I’s published by the Division of Corporation Finance, investors in the Company’s private placement offering are not solicited to participate in the private offering by the Company’s filing of its registration statement, and accordingly, the private placement offering should not be integrated with the proposed public offering.

2.	We note your disclosure, on the prospectus cover page and elsewhere, regarding the dilution that you expect investors in this offering to experience “because of upfront fees paid in connection with the sale of your shares, the purchase prices at which shares of your Class A common stock were sold in the private offering prior to commencement of this offering were significantly below the purchase prices for shares in this offering, and the organization and other offering expenses incurred in connection with your private offering.” Please revise to clarify what you mean by “significantly below” and include the disclosures required by Item 506 of Regulation S-K or advise us why you do not believe such disclosure to be material to investors.

Response:  The Company has revised the above-referenced disclosure as requested to specifically provide the weighted average purchase price of the Class A shares sold in private transactions prior to

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

the commencement of the public offering and the weighted average net proceeds to the Company received from the sale of Class A shares sold in private transactions prior to the commencement of the public offering.

In addition, the Company has reviewed Item 506 of Regulation S-K. We note that Item 506 requires information regarding dilution when “there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years….” Item 506 goes on to state that “in such cases, and in other instances where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers’ equity interest, the following shall be disclosed….” The Company acknowledges that its officers, directors and promoters have purchased shares at a discount to the public offering price. Further, the Company acknowledges that it expects to have a loss for the fiscal year ended December 31, 2015, its first year of operations (the Company acquired its first investment in August 2015). The Company respectfully submits, however, that because the offering is a “best-efforts” offering in which the dealer manager is not required to sell any specific number or dollar amount of shares in the offering, the dilution table requested by Item 506 would be misleading to investors and further, would not be material to an investment decision for the reasons discussed below.

The Company is registering the offer and sale of $1.5 billion in shares, in any combination of either class of its common stock. As of the date of this filing, the Company has raised approximately $28.0 million in its private offering at purchase prices below the public offering purchase price. In addition, as disclosed in various places in the prospectus, the Company has sold $345,000 in Class A shares to two of its officers, directors and promoters at a discount to the public offering price of Class A shares. These amounts presented in a dilution table that assumes all $1.5 billion registered shares are sold would potentially misrepresent the dilutive effect of the prior sales as there is no guarantee the Company will raise the full $1.5 billion registered.

In order to appropriately disclose the effect of the prior sales at purchase prices below the current public offering price, the Company has included risk factor disclosure regarding the current net tangible book value of its shares, as opposed to the value after the distribution of the registered securities as requested by Item 506. This risk factor is copied below. We respectfully note that this disclosure is consistent with the guidance provided under the “Dilution” paragraph in CF Disclosure Guidance: Topic No. 6 (“Topic 6”) in which the Division of Corporate Finance notes: “Since there is no trading market through which the shares are valued, investors must make their own assessment of the relationship between the offering price and the value of the [non-traded REIT] shares. A key part of this analysis is to understand the extent to which the value of the shares has been diluted below the offering price from the time of the inception of the REIT to the time of investment [emphasis added].” In addition, this disclosure is consistent with the disclosures provided by other similarly situated non-traded REITs conducting a best efforts offering where the amount of securities to be sold in the offering is unknown. Please note that in this disclosure the Company specifically discusses the investment by two of the Company’s sponsors, Charles J. Schreiber, Jr. and Peter M. Bren, at a discount to the public offering price as well as the weighted average purchase price and weighted average net proceeds received by the Company as a result of the sale of Class A shares of its common stock prior to commencement of the public offering.

Because the current offering price for our Class A and Class T shares in this primary public offering exceeds the net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.

We are currently offering shares of our Class A common stock and our Class T common stock in this primary public offering at $10.39 and $10.00 per share, respectively, with discounts available to certain categories of purchasers. Our

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

current primary public offering price for our Class A and Class T shares exceeds our net tangible book value per share, which amount is the same for both classes. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price primarily as a result of (i) the substantial fees paid in connection with this offering and our private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker-dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments and (v) the sale of approximately 3,167,069.005 shares of our Class A common stock at a weighted average purchase price of approximately $8.85 per share for which we received weighted average net proceeds of approximately $8.29 per share. Included in the shares of Class A common stock sold prior to commencement of this offering are 21,181.2380 and 21,181.2390 shares of our Class A common stock purchased by Charles J. Schreiber, Jr., our chief executive officer, the chairman of the board and one of our directors, and one of the indirect owners of our advisor, and Peter M. Bren, our president and one of the indirect owners of our advisor, respectively, which each purchased for $172,500 or $8.144 per share. The Class A per share purchase price reflected an 8.5% discount to the $8.90 initial offering price in our private offering for our Class A common stock because selling commissions and dealer manager fees were not paid in connection with the sales. Mr. Bren’s investment was made on behalf of and for the accounts of three of his children, and he has disclaimed beneficial ownership of the shares.

As of September 30, 2015, the net tangible book value per share for our Class A common stock, which was the only class outstanding as of September 30, 2015, was $5.99. To the extent we are able to raise additional proceeds in our offering stage, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.

3.	We note that you have included significant disclosure in supplements, including the Prior Performance Summary and property information disclosure. Please revise to move this disclosure into the base prospectus, or advise us why you believe it is appropriate to include it in supplementary disclosure.

Response:  As a result of the proceeds raised in the private offering conducted concurrently with the registration of its public offering, the Company acquired its first real estate property in August 2015 and commenced real estate operations. As the Company will continue to raise offering proceeds and acquire properties the Company determined that presenting the information noted by the Staff in Topic 6 in a supplement to the prospectus would be appropriate as it allows the Company to present the most current information about its property portfolio and operations in one location and to more easily periodically update that information for investors. We believe this is consistent with Topic 6 which states, “when a non-traded REIT accompanies the base prospectus with numerous supplements, investors may be

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

required to refer to multiple documents in order to understand the complete disclosure on a particular topic, such as the current property portfolio, the material risks of the offering or the plan of distribution. We believe this is inconsistent with the principles in Securities Act Rule 421, and we often ask registrants to consolidate their supplements quarterly into one or two supplements to enhance readability of the disclosure.”

With respect to the prior performance summary and tables, the Company has moved this information into a supplement as well because in the sponsor’s experience, over the course of an offering, the Company may want to update prior performance information with respect to other same-sponsored programs. Further, in this particular case, the Company expects to update the prior performance information with results as of the year ended December 31, 2015 when such information becomes available. If the information for the year ended December 31, 2014 is included in a supplement, as opposed to the base prospectus, then the Company will be able to update the information more easily and provide investors with a single supplement disclosure of prior performance information.

Prospectus Summary

4.	You disclose that the estimated stockholder servicing fee from sale of Class T common stock is $51.0 million. Please provide us with your calculation of this number.

Response:  For purposes of estimating the stockholder servicing fee, the Company has made the following assumptions: (a) 11% of the proceeds raised in the primary offering are from the sale of Class A shares that pay selling commissions, 4% of the proceeds raised in the primary offering are from the sale of Class A shares sold through distribution channels that do not pay selling commissions, and 85% of the proceeds raised in the primary offering are from the sale of Class T shares, (b) shares being offered between the primary offering and distribution reinvestment plan are not reallocated, and (c) based on this allocation all shares are sold at the highest possible selling commissions and dealer manager fees (with no discounts to any categories of purchasers). Further, in addition to selling commissions, dealer manager fees and stockholder servicing fees, the Company will pay or reimburse the dealer manager and broker dealers for additional items of value in connection with the offering that are viewed by FINRA as underwriting compensation, as disclosed in the “Plan of Distribution.”

Thus, under the above assumptions, and pursuant to the proposed terms of its dealer manager agreement, for its $1.5 billion offering, the Company expects to pay $30,000,000 in dealer manager fees on both classes of shares (or 2% of gross offering proceeds from both classes of shares); $10,725,000 in selling commissions on Class A shares sold subject to a selling commission (or 6.5% of gross offering proceeds from these Class A shares) and $38,250,000 in selling commissions on Class T shares sold (or 3% of gross offering proceeds from Class T shares). As the stockholder servicing fee is an annual fee of 1% of the purchase price of the Class T shares sold in the primary offering and the stockholder servicing fee will cease to accrue on the fourth anniversary of the issuance of the share, if the Company raises 85% of its offering proceeds from the sale of Class T shares, the Company would be able to pay $51,000,000 in stockholder servicing fees (4% of the purchase price of the sale of Class T shares) as it has estimated other underwriting expenses at $20,025,000, which would bring total underwriting compensation for the offering to 10% of the $1.5 billion in shares registered.

If I buy shares, will I receive distributions and how often?, page 18

5.

We note your disclosure regarding the conditions pursuant to which you will repay your advisor for its advance. With respect to “Excess Proceeds,” please revise to clarify how your conflicts committee or chief financial officer will determine such amounts are excess or whether all third party financing proceeds can be used to repay the advance. We further note one of the conditions is based on a calculation of MFFO

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

“as such term is defined by the Investment Program Association and interpreted by us.” Please advise us what you mean by “and interpreted by us.”

Response:  The Company has revised the disclosure as requested. Further, we note that the language “and interpreted by us” is intended to address situations where the calculation of MFFO as defined by the Investment Program Association (the “IPA”) is subject to interpretation or judgment. The Company has included this language to notify investors that certain requirements of the IPA calculation of MFFO may be conceptual and subject to some level of interpretation by the Company.

Why are we offering two classes of our common stock...?, page 23

6.	You state on page 24 that you expect with respect to a one-time $10,000 investment in Class T shares approximately $400 in servicing fees will be paid to the dealer manager over four years. Please confirm and, if true, disclose that total selling commissions and dealer manager fees on Class T shares would be approximately 10% (i.e. 5% selling commissions and dealer manager fees plus 5% stockholder servicing fees) if the stockholder servicing fees were paid in full.

Response:  We respectfully note that the Company has structured the stockholder servicing fee to terminate upon the fourth anniversary of the issuance of the Class T share sold in the primary offering. As the stockholder servicing fee is an annual fee of 1% of the purchase price, total selling commissions, dealer manager fees and stockholder servicing fees would be approximately 9%. With this revision the Company has revised the disclosure as requested.

Management Compensation, page 90

7.	Please revise your disclosure in this section to clarify, if true, whether the compensation and fees that you pay to your advisor and its affiliates may be changed without stockholder approval. If so, please also tell us what stockholder notice procedures would be involved in changing such fees.

Response:  We have revised the disclosure as requested.

8.	We note your disclosure under “Organization and Other Offering Expenses” stating that reimbursements made by you to your advisor and dealer manager will not cause total organization and offering expenses incurred by you to exceed 15% of the aggregate gross proceeds from the primary offering and the offering under your distribution reinvestment plan as of the date of reimbursement. We further note your disclosure stating that your advisor and its affiliates have agreed to reimburse you at the termination of the primary offering to the extent that organization and other offering expenses borne by you in connection with the primary offering exceed 1.0% of gross primary offering proceeds. Please revise your disclosure to clarify how you expect these reimbursements to work together in practice, including the timing of any reimbursement payments made by you to your advisor or vice versa.

Response: We have revised the disclosure as requested.

9.	Please revise your disclosure to clarify whether the advisor will be entitled to earn the entire subordinated incentive fee, upon a merger or listing of your common stock on a national securities exchange, in addition to the subordinated participation in net cash flows.

Response: We have revised the disclosure as requested.

10.

We note in your disclosure regarding the subordinated participation in net cash flows that “it is not necessary for each of [y]our stockholders to have received any minimum return in order for KBS Capital Advisors to participate in [y]our net cash flows.” Please revise to provide an example of how this fee will be calculated and how distributions

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

from offering proceeds or debt financing will impact this fee.

Response:  We respectfully note that the Company believes a numerical example of how this fee will be calculated would not be meaningful to an investment decision because such an example would require a number of assumptions that would overly simplify the calculation and would require projections about cash distributions that may be potentially misleading to investors. For example, we note that the calculation of the incentive fee requires the advisor to determine gross investment amount on which the 6.0% return is calculated for each day during the period for which the return is being calculated, including a daily adjustment to reflect shares repurchased by the Company. This step in the calculation would be difficult to address in a numerical example and would require an assumption that each share is outstanding for each day in the period and no shares are redeemed.

We further note that the NASAA REIT Guidelines, to which the public offering is subject as a result of registering the offering in certain states, prohibit the use of forecasts in the prospectus. If the Company were to provide such an example it would necessarily need to assume that investors have received the requisite return of capital and a 6.0% return on their investment such that the advisor earned the incentive fee.

We acknowledge the Staff’s request for additional information regarding the calculation of the fee; however, and to that end, we have revised the language regarding the calculation of the fee in order to provide more clarification to investors as to how the fee is calculated including how distributions will impact this fee.

11.	Please add a column to your compensation table in the summary and on page 90 to clarify the recipient of each of the fees. In addition, please tell us how you determined that the stockholder servicing fee was an “Operational Stage” fee as it appears this fee will begin accruing daily upon purchase.

Response:  We have revised the disclosure as requested. With regard to the classification of the stockholder servicing fee as an “Operational Stage” fee, based on our discussions with the Staff, and while we acknowledge that this fee is underwriting compensation under FINRA rules, because it is not expected to be paid from offering proceeds and it is an ongoing fee paid for services rendered by the broker dealer of record that will be paid up to four years after the issuance of the Class T share, we submit that this is more appropriately classified as an “Operational Stage” fee and have included this as the first Operational Stage fee under the heading.

Supplement No. 1

Prior Performance Summary, page 1

12.	We note your response to prior comment 21 that, to date, the KBS sponsored public programs have not experienced material adverse business developments or conditions. We further note your disclosure within the prior performance summary regarding NAV for certain programs that have closed and the significant restrictions put in place on share redemption programs for certain offerings. Please revise to highlight such disclosure and tell us how you determined that no programs had experienced material adverse business developments.

Response:  We respectfully note that prior comment 21 requested revisions to the prior performance summary to disclose any material adverse developments related to the following KBS-sponsored programs: KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Real Estate Investment Trust III, and KBS Strategic Opportunity REIT II. The Company and its sponsor do not believe that any of these programs have experienced material adverse developments or conditions at this time. Specifically we note the following information with respect to the NAV and share redemption programs of each of the above-named KBS-sponsored programs. KBS Strategic Opportunity REIT has recently

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

updated its estimated per share value at $13.44. In addition, its share redemption program is open and all redemption requests through September 30, 2015 have been honored. KBS Legacy Partners Apartment REIT has recently updated its estimated per share value at $10.29. It has put a limit in place on its ability to redeem shares, but the KBS sponsors believe this action is consistent with the stage of the company’s life cycle and not indicative of a material adverse development. KBS Real Estate Investment Trust III has recently updated its estimated per share value at $10.04. In addition, its share redemption program is open and all redemption requests through September 30, 2015 have been honored. KBS Strategic Opportunity REIT II commenced its public offering in August 2014 and has not yet announced an estimated per share value. In addition, its share redemption program remains open and to date, the company has not received any redemption requests. We note that the Company has included significant disclosure regarding impairments and other material adverse developments related to KBS Real Estate Investment Trust, Inc. as well as the restrictions in place with respect to its share redemption program.

As requested, we have revised the prior performance disclosure for all programs to highlight the estimated value per share (if applicable) and information with respect to the current status of each program’s share redemption program.

Item 33. Recent Sales of Unregistered Securities, page II-2

13.	With respect to your private offering and your unregistered sales of common stock to Messrs. Schreiber and Bren, please revise your disclosure to provide the facts relied upon to make the respective exemptions available. Please refer to Item 701 of Regulation S-K.

Response:  We have revised the disclosure as requested.

Draft Legal Opinion

14.	We note counsel assumes, upon the issuance of any of the shares, the total number of shares issued and outstanding will not exceed the total number of shares that the company is then authorized to issue under the charter. Please revise to clarify that you have sufficient authorized shares as of the date of the opinion or advise.

Response:  Counsel has removed this assumption from the opinion. Please see Exhibit A attached hereto for a revised draft opinion.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

February 16, 2016

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

EXHIBITA

Exhibit 5 Opinion

            , 2016

Board of Directors

KBS Growth & Income REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, CA 92660

Re:       Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as counsel to KBS Growth & Income REIT, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to $2.3 billion of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, pursuant to the Registration Statement on Form S-11 (No. 333-207471) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion letter is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinions hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.         The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2.         The Company’s Second Articles of Amendment and Restatement and Articles Supplementary (collectively, the “Charter”), each as filed as an exhibit to the Registration Statement and as filed by the Company with the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.         The Second Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.         Resolutions adopted by the Board of Directors of the Company relating to the registration, sale and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

5.         A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.         A certificate executed by Jeffrey K. Waldvogel, Chief Financial Officer of the Company, dated as of the date hereof; and

7.         Such other documents and matters we as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinions set forth below, we have assumed the following:

1.         Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.         Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.         Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4.         All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.         The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinions expressed herein.

6.         None of the Shares will be issued or transferred in violation of Section 5.08 or Article VI of the Charter or any other restriction or limitation on transfer and ownership of shares of stock of the Company contained in the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.         The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.         The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions, the Charter and the Registration Statement, will be validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof.

This opinion letter is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,